Exhibit 99.7

Working together to win Chief Executive Officer’s Letter to Shareholders 2010

Free cash flow* for the year was $106 million, in the range of our $100 million to $200 million objective. We were pleased that we were able to achieve this objective despite the requirement to deploy more working capital to support our major new program wins late in the year. We also achieved strong results regarding our primary operational objective, which was to deliver successful new customer program launches and achieve best-in-class benchmarks in operational performance as measured by being ranked first or second on our customers’ performance scorecards. I am pleased to say that we were able to achieve this objective with the majority of our top customers. As a result, we were able to win additional new programs, and were also formally acknowledged by one of our largest customers as its number-one-performing electronics manufacturing services (EMS) provider. Looking Forward We made significant progress in 2010 and remain committed to our strategy of achieving industry leadership, which we define as being the best performing company for our customers, while delivering industry-leading financial returns. To achieve these goals, we will be increasing our investments in areas that allow us to strike a balance between expanding our capabilities and delivering sustainable, diversified revenue growth, while steadily improving overall profitability over the long term. These investments will be focused on growing our design and development infrastructure; selective capital expenditures to support organic growth initiatives; targeted acquisitions that strengthen our services offerings such as design, repair, fulfillment or other supply chain solutions; and investments that allow us to accelerate revenue growth in our diversified end markets of industrial, aerospace and defense, healthcare and green technology. While we are excited about these growth prospects, I can assure you that we will be steadfast in our commitment to pursue revenue growth opportunities that are consistent with our strategy and meet our financial return objectives. Celestica continues to emerge as an energized and highly effective supply chain solutions company, dedicated to consistently driving value for our customers and shareholders. Our management team and our 35,000 employees around the globe are committed to working together to drive improvements in operational and financial performance that set the benchmark in the industry. We have established high standards for ourselves, and look forward to building on the momentum created in 2010, to deliver even stronger results in 2011 and beyond. Craig Muhlhauser President and Chief Executive Officer Our operational execution was strong, resulting in significant new program wins across all key end markets. We increased our investments in our capabilities and key growth markets to support our strategy of diversifying our revenue base, while improving overall margins. We delivered significant value for shareholders, generating all-time-high returns on invested capital (ROIC)*, and we also returned additional capital back to shareholders through our stock buyback program. And finally, we finished the year with the strongest revenue growth momentum the company has seen in several years. Simply put, it was a year in which we executed well for our customers, generated strong returns for shareholders, and re-established the company’s ability to deliver profitable revenue growth. 2010 Financial Highlights Revenue was $6.5 billion, compared to $6.1 billion for fiscal year 2009. This increase represented the first time since 2006 that the company showed year-over-year growth. GAAP net earnings for 2010 were $80.8 million, or $0.35 per share, compared to $55.0 million, or $0.24 per share, for 2009. Adjusted net earnings* for 2010 were $196.0 million, or $0.85 per share, compared to $158.5 million, or $0.69 per share, for 2009. Our balance sheet performance was also very strong, as we finished the year with $632.8 million in cash, and no debt. We were also able to drive significant value for shareholders by paying $231.6 million to retire our remaining debt three years early, and by paying $140.6 million to repurchase for cancellation 8% of our subordinate voting shares. Progress on Three-Year Targets Last year, we established three-year financial targets that balanced our growth objectives with a commitment to deliver strong returns, steady margin improvement and healthy free cash flow generation. Our 2010 revenue growth of 7% was in line with our three-year 6% to 8% compound annual growth rate target. Our strong execution and the delivery of innovative supply chain solutions to our customers resulted in major new program wins across all of our key end markets. As revenue growth accelerated late in the year, we were able to increase our near-term revenue outlook to 10% to 15%. Operating margins* in 2010 were 3.5%, in line with our 3.5% to 4.0% objective. We continue to be optimistic about our ability to improve our margin performance as we achieve further efficiencies from our existing revenue and grow revenue in the diversified markets and value-added service areas of our business. We also delivered strong ROIC. We exceeded our greater-than-20% target by achieving a 25% ROIC for 2010 – an all-time-high for the company since going public in 1998. Our continued excellence in inventory management, combined with our consistent operating margin performance, were key drivers of this success. 2010 was an exciting year for Celestica as we continued to demonstrate our commitment to driving value for both our customers and our shareholders. 2 Dear Shareholder, * Represents non-GAAP measures. See Financial highlights table.

Senior Executive Team BACK ROW: Peter Bar, Senior Vice President, Finance; Mike Andrade, Senior Vice President, Diversified Markets; Mike McCaughey, Senior Vice President, Global Customer Business Units; Darren Myers, Senior Vice President and Corporate Controller; Rob Sellers, Senior Vice President, Global Customer Business Unit and Asia Customer Development. MIDDLE ROW: Glen McIntosh, Senior Vice President, Global Customer Business Unit; John Peri, Chief Operating Officer; Mary Gendron, Chief Information Officer; Paul Nicoletti, Executive Vice President and Chief Financial Officer; Scott Smith, Senior Vice President, Sales, Solutions and Marketing. FRONT ROW: Craig Muhlhauser, President and Chief Executive Officer; Peter Lindgren, Executive Vice President, Global Operations; Elizabeth DelBianco, Chief Legal and Administrative Officer. ABSENT FROM PHOTO: Pichai Duangtaweesub, Senior Vice President, Asia; Guy Delisle, Senior Vice President, Global Customer Business Unit, Operations 3

Working together to win With our proven track record for delivering highly complex products in highly regulated industries, we continue to invest in people and process capability to support our customers’ supply chain requirements in these under-penetrated markets. AEROSPACE, DEFENSE, HEALTHCARE, INDUSTRIAL AND GREEN TECHNOLOGY Managing short product lifecycles, from design through to after-market services, is critical to driving success for customers in the consumer market. We collaborate with our customers to build flexible supply chain solutions to support a constantly changing marketplace. CONSUMER

Through the use of business analytics and advanced engineering capabilities, we support global technology leaders who are continually innovating and developing next-generation carrier and enterprise communications products. ENTERPRISE NETWORKING AND COMMUNICATIONS By collaborating with our customers in the development of technology building blocks, and by leveraging our highly efficient global manufacturing network, we enable our customers’ success in the technology-rich, highly competitive data storage and server markets. STORAGE AND SERVER

Financial highlights*

(in millions of U.S. dollars, except per share amounts)	2010	2009
Operations		
Revenue	$ 6,526.1	$ 6,092.2
GAAP gross margin %	6.8%	7.1%
Adjusted gross margin % (1)(2)	7.1%	7.4%
GAAP selling, general and administrative expenses (SG&A) %	3.8%	4.0%
Adjusted SG&A % (1)(2)	3.4%	3.7%
EBIAT (1)(3)	$ 225.7	$ 211.1
EBIAT % or operating margin (1)(3)	3.5%	3.5%
Effective tax rate %	21.2%	8.9%
GAAP net earnings (loss)	$ 80.8	$ 55.0
GAAP net earnings (loss) per share – diluted	$ 0.35	$ 0.24
Adjusted net earnings (1)(5)	$ 196.0	$ 158.5
Adjusted net earnings % (1)(5)	3.0%	2.6%
Adjusted net earnings per share – diluted (1)(4)(5)	$ 0.85	$ 0.69
Balance sheet data		
Cash	$ 632.8	$ 937.7
Total current assets	$ 2,531.4	$ 2,542.8
Total current liabilities	$ 1,562.5	$ 1,519.8
Working capital, net of cash (6)	$ 283.7	$ 245.2
Free cash flow (1)(7)	$ 106.0	$ 223.7
Long-term debt (8)	$ –	$ 222.8
Shareholders' equity	$ 1,421.3	$ 1,475.8
Key ratios		
Days sales outstanding (1)(9)	46	51
Inventory turns (1)(9)	8x	8x
Cash cycle days (1)(9)	32	37
ROIC (1)(10)	25.0%	22.0%
Debt to capital (8)	–	13.1%
Weighted average shares outstanding		
Basic (in millions)	227.8	229.5
Diluted (in millions) (4)	230.1	230.9
Total shares outstanding at December 31 (in millions)	214.2	229.5
EBIAT calculation (1)(3)		
GAAP net earnings (loss)	$ 80.8	$ 55.0
Add: income tax expense	21.8	5.4
Add: net interest expense	6.5	35.0
Add: stock-based compensation expense	42.3	38.9
Add: amortization of intangible assets (excluding computer software)	5.9	8.8
Add: restructuring and other charges	50.7	58.5
Add: impairment charges	8.9	12.3
Add: losses (gains) related to the repurchase of shares or debt	8.8	(2.8)
Add: integration costs related to acquisitions	–	–
EBIAT (1)(3)	$ 225.7	$ 211.1
Adjusted net earnings calculation (1)(5)		
GAAP net earnings (loss)	$ 80.8	$ 55.0
Add: stock-based compensation expense	42.3	38.9
Add: amortization of intangible assets (excluding computer software)	5.9	8.8
Add: restructuring and other charges	50.7	58.5
Add: impairment charges	8.9	12.3
Add: losses (gains) related to the repurchase of shares or debt	8.8	(2.8)
Add: integration costs related to acquisitions	–	–
Tax adjustment (11)	(1.4)	(12.2)
Adjusted net earnings (1)(5)	$ 196.0	$ 158.5

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* The financial highlights table includes data prepared in accordance with Canadian GAAP (generally accepted accounting principles) and non-GAAP measures[1].

2008	2007	2006
$ 7,678.2	$ 8,070.4	$ 8,811.7
6.9%	5.2%	5.1%
7.1%	5.3%	5.2%
3.8%	3.4%	3.0%
3.6%	3.3%	2.9%
$ 250.7	$ 140.5	$ 182.2
3.3%	1.7%	2.1%
-0.7%	293.0%	-10.7%
$ (720.5)	$ (13.7)	$ (150.6)
$ (3.14)	$ (0.06)	$ (0.66)
$ 204.2	$ 68.5	$ 104.4
2.7%	0.8%	1.2%
$ 0.89	$ 0.30	$ 0.46
$ 1,201.0	$ 1,116.7	$ 803.7
$ 3,171.8	$ 2,999.6	$ 3,120.8
$ 1,568.2	$ 1,446.6	$ 1,725.9
$ 307.7	$ 300.7	$ 489.6
$ 127.1	$ 306.5	$ (147.2)
$ 733.1	$ 758.5	$ 750.8
$ 1,365.5	$ 2,118.2	$ 2,094.6
46	42	42
9x	8x	7x
33	40	39
14.6%	6.7%	8.2%
34.9%	26.4%	26.4%
229.3	228.9	227.2
229.3	228.9	227.2
229.2	228.8	227.8
$ (720.5)	$ (13.7)	$ (150.6)
5.0	20.8	14.5
42.5	51.2	62.6
23.4	13.2	16.0
15.1	21.3	27.0
33.5	32.5	210.4
859.3	15.1	1.4
(7.6)	–	–
–	0.1	0.9
$ 250.7	$ 140.5	$ 182.2
$ (720.5)	$ (13.7)	$ (150.6)
23.4	13.2	16.0
15.1	21.3	27.0
33.5	32.5	210.4
859.3	15.1	1.4
(7.6)	–	–
–	0.1	0.9
1.0	–	(0.7)
$ 204.2	$ 68.5	$ 104.4

1. Management uses non-GAAP measures to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; to enhance investors' understanding of the core operating results of Celestica's business; and to set management incentive targets. We believe investors use both GAAP and non-GAAP measures to assess management's past, current and future decisions associated with strategy and allocation of capital, as well as to analyze how businesses operate in, or respond to, swings in economic cycles or to other events that impact core operations. Non-GAAP measures do not have any standardized meaning prescribed by Canadian or U.S. GAAP and are not necessarily comparable to similar measures presented by other companies. Non-GAAP measures are not measures of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for any standardized measure under Canadian or U.S. GAAP. The most significant limitation to management's use of non-GAAP measures is that the charges and expenses excluded from non-GAAP measures are nonetheless charges that are recognized under GAAP and that have an economic impact on us. Management compensates for these limitations primarily by issuing GAAP results to show a complete picture of our performance, and reconciling non-GAAP results back to GAAP.

   Beginning in 2009, we revised the definition of the following non-GAAP measures – adjusted net earnings, return on invested capital, operating margin (EBIAT), adjusted gross margin and adjusted SG&A – to exclude (in addition to the items excluded under the previous definition) all stock-based compensation expense. These non-GAAP measures, including comparables for prior periods, reflect the revised definition, unless otherwise specified.

2. Adjusted gross margin percentage is calculated by dividing adjusted gross profit by revenue. Adjusted gross profit is calculated by excluding stock-based compensation from GAAP gross profit. Adjusted SG&A percentage is calculated by dividing adjusted SG&A by revenue. Adjusted SG&A is calculated by excluding stock-based compensation from GAAP SG&A.

3. EBIAT is defined as earnings before interest expense or income, amortization of intangible assets (excluding computer software) and income taxes. EBIAT also excludes stock-based compensation, restructuring and other charges, impairment charges, most significantly the write-down of goodwill and long-lived assets, gains or losses related to the repurchase of shares or debt. We have provided a reconciliation of EBIAT to Canadian GAAP net earnings (loss).

4. For purposes of calculating diluted adjusted net earnings per share for 2006, 2007, 2008, 2009 and 2010 the weighted average number of shares outstanding, in millions, was 228.0, 229.0, 229.6, 230.9, and 230.1 respectively.

5. Adjusted net earnings is defined as earnings before stock-based compensation, amortization of intangible assets (excluding computer software), restructuring and other charges, impairment charges, most significantly the write-down of goodwill and long-lived assets, gains or losses related to the repurchase of shares or debt, net of tax adjustments and significant deferred tax write-offs or recoveries. We have provided a reconciliation of adjusted net earnings to Canadian GAAP net earnings (loss).

6. Working capital, net of cash, is calculated as accounts receivable and inventory less accounts payable and accrued liabilities.

7. Management uses free cash flow as a measure, in addition to cash flow from operations, to assess operational cash flow performance. We believe free cash flow provides another level of transparency to our liquidity as it represents cash generated after the purchase of capital equipment and property (net of proceeds from the sale of certain surplus equipment and property).

8. Debt to capital ratio is calculated as debt divided by capital. Debt consists of long-term debt. Capital includes shareholders' equity and long-term debt.

9. Days sales outstanding is calculated as the average accounts receivable divided by average daily revenue. We use a five-point average to calculate average accounts receivable for the year. Inventory turns is calculated by dividing average cost of sales for the year by average inventory. We use a five-point average to calculate average inventory for the year. Cash cycle days is calculated as the sum of days in accounts receivable and inventory, less the days in accounts payable (A/P). Beginning in 2009, we excluded accrued liabilities from the average A/P balance when calculating A/P days. We made this change to better align our definition of cash cycle days with that used by some of our major North American EMS competitors. We recalculated our cash cycle days for prior periods to reflect this change.

10. Management uses ROIC as a measure to assess the effectiveness of the invested capital it uses to build products or provide services to its customers. The ROIC measure includes operating margin, working capital management and asset utilization. ROIC is calculated by dividing EBIAT by average net invested capital. Net invested capital consists of total assets less cash, accounts payable, accrued liabilities and income taxes payable. We use a five-point average to calculate average net invested capital for the year. There is no comparable measure under Canadian or U.S. GAAP.

11. The adjustment to GAAP taxes is based on the estimated effective income tax rate expected for the full year taking into account the tax effects on the non-GAAP adjustments.

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celestica 844 Don Mills Road Toronto, Ontario Canada M3C 1V7 www.celestica.com Celestica Safe Harbour and Fair Disclosure Statement: This letter contains forward-looking statements related to our future growth; trends in our industry; our financial or operational results, including the impact of new program wins on our financial results, and anticipated expenses; our financial targets; and our financial or operational performance. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions, or may employ such future or conditional verbs as “may,” “will,” “should” or “would” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. Forward-looking statements are not guarantees of future performance. The following factors could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: the effects of price competition and other business and competitive factors generally affecting the electronics manufacturing services industry, including changes in the trend for outsourcing; our dependence on a limited number of customers and end markets; variability of operating results among periods; the challenges of effectively managing our operations during current economic conditions, including responding to significant changes in demand from our customers; the challenges of managing inflation, including rising energy and labor costs; our inability to retain or expand our business due to execution problems relating to the ramping up of new programs, completing our restructuring activities or integrating our acquisitions; the delays in the delivery and/or general availability of various components and materials used in our manufacturing process; our dependence on industries affected by rapid technological change; our ability to successfully manage our international operations; increasing income taxes and our ability to successfully defend tax audits or meet the conditions of tax incentives; the challenge of managing our financial exposures to foreign currency volatility; and the risk of potential non-performance by counterparties, including but not limited to financial institutions, customers and suppliers. Our forward-looking statements are also based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate and many of which may involve factors that are beyond our control. The material assumptions may include the following: forecasts from our customers, which range from 30 days to 90 days and can fluctuate in terms of volume or mix of products; the timing, execution of, and investments associated with ramping new business; the success in the marketplace of our customers’ products; general economic and market conditions; currency exchange rates; pricing and competition; anticipated customer demand; supplier performance and pricing; commodity, labor, energy and transportation costs; operational and financial matters and technological developments. These assumptions are based on management’s current views with respect to current plans and events, and are and will be subject to the risks and uncertainties discussed above. These and other risks and uncertainties, as well as other information related to the company, are discussed in the Company’s various public filings at www.sedar.com and www.sec.gov, including our Form 20-F and subsequent reports on Form 6-K filed with the U.S. Securities and Exchange Commission and our Annual Information Form filed with the Canadian securities regulators, or by contacting Celestica Investor Relations at contactus@celestica.com. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Note that this letter also refers to certain non-GAAP financial measures. The description of these measures can be found in the “Financial highlights” table. Additional corresponding GAAP information and reconciliation to the non-GAAP measures are included in the Company’s quarterly press releases which are available at www.celestica.com. To view our Corporate Social Responsibility Information Package, please visit our website at www.celestica.com Our commitment to corporate social responsibility is evident in all we do. Our customers trust that we uphold strong ethics and values. We believe that our employees should act as a solid extension of our customers’ brands, and we are dedicated to making the communities in which we live and work a better place. A commitment to corporate social responsibility Printed in Canada Because it’s the right thing to do. Our dedication to exemplary corporate citizenship is not only a key element of Celestica’s culture, it also helps to drive our business success. Because every day is earth day. Celestica is committed to being an environmentally responsible partner in the communities in which we operate by ensuring safe, efficient and environmentally conscious operating and manufacturing processes.